Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp
File Number: 000-27784

Filing Person: Umpqua Holdings Corporation
File Number: 000-25597

This filing includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company's filings with the Securities and Exchange Commission (the "SEC"). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management's ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings' proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings' and Humboldt Bancorp's most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING LETTER WAS SENT TO CUSTOMERS OF UMPQUA BANK, A WHOLLY OWNED SUBSIDIARY OF UMPQUA HOLDINGS CORPORATION:

March 15, 2004

Dear Valued Umpqua Bank Customer:

As you may have already heard, Umpqua Holdings Corporation announced on March 15 that it plans to merge with Humboldt Bancorp, one of Northern California's leading community bank families. The agreement, once approved by shareholders of Umpqua Holdings Corporation and Humboldt Bancorp and the appropriate regulatory agencies, will merge Humboldt Bank and its operating divisions - Capitol Valley Bank, Feather River State Bank and Tehama Bank - into the Umpqua Bank organization, creating the preeminent community bank of the Western United States with 91 store locations extending from Northern California, throughout Oregon and into Southwest Washington.

Through this merger, Umpqua Bank adds 27 stores and 32 ATMs to your network with locations along Northern California's I-5 corridor starting in Redding and extending south to Roseville (in the Sacramento metro area) as well as several locations along the coast on Highway 101 including Eureka. For several years, our stated long-term growth strategy has focused on expanding the Umpqua Bank brand south to Sacramento and north to Seattle. This merger represents another significant step toward making that strategy a reality. As with our previous acquisitions, this merger will serve to strengthen our resources, our network of stores and our unwavering commitment to community banking.

There are many similarities between Umpqua Bank and the Humboldt Bancorp family of banks that make this a winning combination. In addition to a wide range of services, both banks have strong roots in supporting our local communities, and have grown by providing the best in customer service. Both banks invest in training our associates to provide knowledgeable and friendly service that is tailored to meet your individual needs. And, you will continue to find the same exceptional customer service as you visit the Umpqua Bank stores in California as you've come to expect from your local stores.

Throughout this process there will be no interruption of your banking services, and you will continue to receive exceptional customer service and personal attention. Our number one goal is to provide service that is responsive to your needs and concerns.

If you have any additional questions about this, please do not hesitate to contact us. We value the ongoing support and the trust you place in us and we hope you share in our excitement about this announcement.

Thank you again for your continued support of Umpqua Bank.

Sincerely,

Raymond P. Davis	Allyn C. Ford
President and Chief Executive Officer	Chairman of the Board
Umpqua Holdings Corporation	Umpqua Holdings Corporation